SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☑

The Registrant announces that on August 22, 2011, it published on the Magna site of the Tel Aviv Stock Exchange (the "TASE"), its unaudited consolidated financial results for the six-month period ending June 30, 2011, and a Report of its Board of Directors on the Registrant's current financial position, operating results and business, in accordance with the rules and regulations of the TASE. Attached hereto as Exhibits 1 and 2 respectively, are a translation of the six-month financial reports and a translation of the report of the Registrant's Board of Directors.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: August 23, 2011